Exhibit 7
Statement Regarding Ratio of Earnings to Fixed Charges
The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated. Prior periods have been restated. Refer to “Note 37 Discontinued operations” and “Note 1b Changes in accounting policies, comparability and other adjustments” in the financial statements of the Annual Report 2009 for further information.

		For the year ended
CHF million, except for
ratios		31.12.09	31.12.08	31.12.07	31.12.06	31.12.05
Pre-tax earnings from continuing operations	[1]	(3,173)	(28,256)	(4,385)	13,654	11,473

Add: Fixed charges		17,939	60,672	104,795	81,800	50,576

Pre-tax earnings before fixed charges		14,766	32,416	100,410	95,454	62,049

Fixed charges:
Interest		17,016	59,687	103,775	80,880	49,758
Other	[2]	923	985	1,020	920	818

Total fixed charges		17,939	60,672	104,795	81,800	50,576

Ratio of earnings to fixed charges		0.82	0.53	0.96	1.17	1.23

1 Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.  2 Other fixed charges are the interest component of rental expense.